FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                        For the month of September, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information

                               18 September 2003

            BG completes sale of North Sea asset package to Perenco

BG Group today announced that it has completed the sale of a package of its North Sea assets to Perenco for $135 million. The agreement to sell was announced by BG on 24 April 2003.

The sale includes BG's interests in 11 non-operated fields - Indefatigable
(Inde) and South West Inde, Bessemer, Bell, Baird, Beaufort, Brown, East Leman, Boyle, Davy and North Davy. It also includes BG's interests in the Inde and Leman joint facilities, as well as the site and onshore processing facilities at Bacton in North Norfolk.

The sale is effective from 1 January 2003.

The disposal formed part of BG's strategy to rationalise its UK portfolio, thus allowing it to concentrate on its core interests there.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Notes to Editors:

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake and Armada fields, as well as fields in the Easington Catchment Area. The company's core geographical areas are the UK, Egypt, South America, Kazakhstan, India and Trinidad & Tobago.


Enquiries:

Communications                   Chris Carter             +44 (0) 118 929 2597

Investor Relations               Chris Lloyd/Brian
                                 McCleery/Helen Parris    +44 (0) 118 929 3025

Out of hours pager:                                       +44 (0) 7693 309543

Website: www.BG-Group.com


PR/10960


                                    - Ends-


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 18 September 2003                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary